UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab signs agreement to acquire Trans-Cab through its GrabRentals arm

On July 20, 2023, Grab Holdings Limited (“Grab”) announced the signing of an agreement for Grab Rentals Pte. Ltd., one of its subsidiaries, to acquire 100% of the shares in Trans-Cab Holdings Ltd (“Trans-Cab”). Trans-Cab is Singapore’s third largest taxi operator, a familiar and well-respected local brand that has been serving Singaporeans since 2003. Trans-Cab has a combined taxi and private-hire-vehicle (PHV) fleet of more than 2,500 vehicles, and is accretive on a net income basis to Grab’s business. The acquisition includes Trans-Cab’s taxi & car rental business, maintenance workshop, and fuel pump operations. With this acquisition, Grab expects to digitize Trans-Cab’s fleet operations and improve driving experience for its taxi drivers, grow the driver base for Grab, and improve reliability for ride-hailing users.

The board of directors of Grab and Trans-Cab have approved the transaction. The transaction is currently expected to close in the fourth quarter of 2023, subject to regulatory approvals and other customary closing conditions.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Report, including, without limitation, statements about the deal structure, material terms and conditions, the anticipated completion and completion date of the acquisition, the expected benefits of the acquisition to Grab, as well as Grab’s goals, targets, outlooks, beliefs, expectations, strategy and plans, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual outcome to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s and relevant parties’ ability to obtain the necessary regulatory approvals and to meet other closing conditions; Grab’s ability to successfully integrate the acquired business; general economic conditions, in particular as a result of COVID-19, currency exchange fluctuations and inflation; Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2022, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Incorporation by Reference

The information contained in this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-261949 and 333-264872) of Grab Holdings Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	/s/ Christopher Betts_____
Date: July 20, 2023		Name: Christopher Betts
Title: General Counsel